Mail Stop 4561

October 4, 2007

George E. Crapple
411 West Putnam Avenue
Greenwich, CT 06830

       Re: Global Macro Trust
             Form 10-K for Fiscal Year Ended December 31, 2006
             Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
             File No. 000-50102

Dear Mr. Crapple:

       We have completed our review of your Form 10-K and do not, at this time, have any further comments.

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                       Sincerely,

                       Linda VanDoorn
                       Senior Assistant Chief Accountant